Exhibit (e)(15)

April 2, 2016

Selina Lo

Dear Selina,

On behalf of Brocade Communications Systems, Inc. (“Brocade”), I am pleased to conditionally offer you continued employment with Ruckus Wireless, Inc. (“Ruckus”), contemplated in connection with Brocade’s offer to acquire Ruckus (the “Acquisition”). You will maintain your existing position of Chief Executive Officer, Ruckus Wireless Business Unit, based in Sunnyvale, California, and will report to Brocade’s Chief Executive Officer. Brocade will continue your semi-monthly salary of USD $15,625 (which would equal USD $375,000 annually), less applicable withholding, in accordance with Ruckus’ normal payroll procedures, as well as the additional benefits outlined in this offer letter. This offer of continued employment is expressly conditioned upon: (a) the closing (“Closing”) of the Acquisition, as defined in the Agreement and Plan of Merger among Ruckus and Brocade (the “Merger Agreement”); (b) you remaining continuously employed with Ruckus through the Closing and (c) you timely returning your signed acceptance as described in the last paragraph of this letter. If any of these conditions are not satisfied, this letter shall be void and shall not take effect.

Bonus Eligibility

Between the Closing and October 29, 2016, you will continue to participate in a leadership incentive plan, as follows:

•	For the period commencing January 1, 2016 through June 30, 2016, you will receive your existing semi-annual bonus at 100% of target, payable in September 2016, subject to your continued employment through the payment date.

•	For the period commencing July 1, 2016 through October 29, 2016, you will receive your existing semi-annual bonus, payable in December 2016 at 100% of target, subject to the Brocade Company multiplier and your continued employment through the payment date, except as provided herein.

If your employment is terminated by Brocade in a manner that constitutes an “Involuntary Termination Without “Cause” or you terminate for “Good Reason” (as such terms are respectively defined herein) at any time prior to receiving any of the bonuses referenced above, you will receive all unpaid bonuses referenced above when they would otherwise have been paid. Beginning October 30, 2016, you will be eligible to participate in the Brocade Senior Leadership Plan (“SLP”), at a rate of 75% of your annual base salary, paid annually, if Brocade meets established performance objectives. The SLP and its eligibility requirements currently in force will be provided separately. Brocade retains the right to change or amend the SLP at any time; provided, however, that any such change or amendment shall similarly affect all similarly situated Brocade executives.

Existing Ruckus Equity Awards & Brocade RSU Conversion

Any vested Ruckus equity awards and any unvested Ruckus stock options that you hold as of the Closing will be treated as described in the Merger Agreement.

Selina Lo

April 2, 2016

Any unvested Ruckus Restricted Stock Unit (“RSUs”) and/or Performance Stock Unit (“PSUs”) awards that you hold as of the Closing will be converted into a value as provided in the Merger Agreement divided into 2 tranches, treated as follows:

•	First Tranche (Acceleration): 50% of your unvested Ruckus RSU and PSU shares will be accelerated and will vest and be paid upon the Closing.

•	Second Tranche (Brocade RSU Conversion): 50% of your unvested RSUs and PSUs will be converted to 230,250 Brocade RSUs and will vest on the one-year anniversary of the Closing (the “Closing Anniversary”) and be settled as soon as practicable thereafter.

In order to be eligible for vesting as set forth above, you will be required to execute all agreements necessary to effectuate this grant. The above Brocade RSU Conversion shall be subject to the terms and conditions of a Brocade Stock Plan and associated Restricted Stock Unit Agreement, which Restricted Stock Unit Agreement shall be consistent with the terms of this letter and otherwise substantially in the form of Restricted Stock Unit Agreements utilized for senior Brocade executives.

Except as expressly provided below, you must remain continuously employed through the Closing Anniversary in order to receive or earn the applicable vesting of the Brocade RSU Conversion. In the event that Brocade, or any of its affiliated companies, including, but not limited to, Ruckus (collectively referred to as the “Brocade Group”) terminates your employment in a manner that constitutes an Involuntary Termination Without Cause or on account of your disability, or you terminate employment for Good Reason or as a result of your death, Brocade will accelerate (upon the effectiveness of the general release referenced below) the unvested portion of your Brocade RSU Conversion which will be settled as soon as practicable thereafter, subject to your executing a general release of claims in the form prescribed by Brocade which shall be substantially in the form generally prescribed by Brocade to similarly situated employees of Brocade and that general release of claims becoming effective and irrevocable within 45 days of your Separation from Service. If you do not timely satisfy this general release requirement, any unvested portion of your Brocade RSU Conversion will immediately terminate and be forfeited.

If Brocade Group terminates your employment for Cause, or if you voluntarily resign your employment for any reason other than Good Reason, any then-unvested portion of your Brocade RSU Conversion will immediately terminate and be forfeited.

To the extent any of the payments in this letter that are payable in connection with your Separation from Service must be delayed in order to avoid the incurrence of the adverse personal tax consequences under Section 409A of the Internal Revenue Code of 1986, as amended (Section 409A), then, solely to the extent necessary to avoid such adverse personal tax consequences, the timing of the payments upon a Separation from Service will be delayed as follows: on the earlier to occur of (i) the date that is six months and one day after your Separation from Service, and (ii) the date of your death (such delayed payment date, the “Delayed Payment Date”), Brocade Group will (A) pay to you or your estate (as applicable) a lump sum amount equal to the sum of the payments upon Separation from Service that you would otherwise have received through the Delayed Payment Date if the payments had not been delayed pursuant to this paragraph, and (B) pay the balance of the payments (if any) in accordance with the applicable payment schedules set forth above. No interest will he due on any amounts so deferred.

“Cause” means any of the following events: (i) your willful failure substantially to perform your duties and responsibilities to Brocade that is not cured within 30 days of written notice to you; (ii) your willful breach of any obligation under any written agreement with Brocade Group that is not cured within 30 days of written notice to you; (iii) your deliberate violation of a Brocade Group policy, or commission of any act of fraud, embezzlement, dishonesty or any other willful misconduct, that has caused or is reasonably expected to result in material injury to Brocade Group; or (iv) material unauthorized use, disclosure or misappropriation by you of any proprietary information, trade secret or other asset of a member Brocade Group, its affiliates or entrusted to a third party.

Selina Lo

April 2, 2016

“Good Reason” means you resign (resulting in a Separation from Service) because one of the following events or actions is undertaken without your written consent: (i) a reduction of five percent or more in your annual base salary (unless pursuant to a salary reduction program applicable to all similarly situated employees); (ii) a non-temporary relocation of your business office to a location that increases your one-way commute by more than 50 miles from the primary location at which you performed duties as of the date you sign the attached offer; or (iii) a material breach by Brocade Group of this offer (which shall include any requirement that you primarily report to anyone other than Brocade’s Chief Executive Officer prior to the 12-month anniversary of the Closing). An event or action will not give you grounds to resign for Good Reason unless (A) you give Brocade Group written notice within 30 days after your knowledge of the initial existence of the event or action that you intend to resign for Good Reason due to such event or action; (B) the event or action is not reasonably cured by Brocade Group within 30 days after Brocade Group receives written notice from you; and (C) your Separation from Service occurs within 90 days after the end of the cure period.

“Involuntary Termination Without Cause” means your involuntary termination of employment by Brocade Group, resulting in a Separation from Service, for a reason other than death, disability, or Cause.

“Separation from Service” means a “separation from service” within the meaning of Treasury Regulations Section 1.409A-1(h), without regard to any alternative definition thereunder.

Severance Provisions

In exchange for acceleration of your unvested Ruckus PSUs and RSUs upon the Closing and the Brocade RSU Conversion rights set forth above, you hereby irrevocably waive your existing Severance Plan Agreement with Ruckus, including its Change In Control provisions. Specifically, as of the Closing, you acknowledge and agree that this offer letter will supersede in its entirety (i) that certain offer letter of employment by and between you and Ruckus currently in effect; (ii) any compensatory plan or arrangement in which you participate or in which you might otherwise become entitled to participate in the future (except as expressly set forth in this offer); and (iii) and any other similar representations or promises made to you by Ruckus or any of its affiliates or by Brocade Group that relate to your employment or the termination thereof. For the avoidance of doubt, as of the Closing, you acknowledge and agree that (i) you will no longer be a participant in the Ruckus Wireless, Inc. Severance Benefit Plan (the “Severance Plan”), which was established by Ruckus on February 28, 2013 and readopted on February 1, 2016 effective as of February 28, 2016, (ii) you will not be entitled to any benefits under the Severance Plan, (iii) your Participation Notice(s) with respect to such Severance Plan shall be null and void, (iv) you waive any and all rights, whether known or unknown, you may otherwise have had under or related to any such document; (v) the Severance Plan shall be treated as having been amended to exclude you from participation and, further, (vi) you hereby consent to such treatment and amendment.

Your employment with Brocade Group will be “at will” and may be terminated by either you or Brocade Group at any time, for any reason. You will, however, be entitled to severance benefits depending upon the circumstances of any termination of your employment, as provided under Brocade’s U.S. Severance Guidelines on the same terms and conditions that apply to other similarly situated Brocade executives in effect as of the date; provided, however, that in no event shall you be entitled to benefits under the Brocade’s U.S. Severance Guidelines that duplicate other benefits provided to you. To the extent applicable, your service at Ruckus shall be credited for any severance entitlements under the Brocade’s U.S. Severance Guidelines. Brocade retains the right to change or amend the Brocade U.S. Severance Guidelines at any time; provided, however, that any change or amendment that affects you shall similarly affect similarly situated Brocade executives.

Selina Lo

April 2, 2016

Benefits

Your existing health and wellness benefits elections with Ruckus will remain in effect until December 31, 2016. In Fall 2016, you will elect benefits during Brocade’s Open Enrollment Period, which will become effective January 1, 2017. Following the Closing of the Acquisition, you will become eligible to receive a 401(k) match consistent with Brocade’s existing 401(k) Plan. More information about Brocade’s benefits offerings will be provided to you under separate cover. You shall be provided with indemnification and directors’ and officers’ liability insurance in accordance with the Merger Agreement.

Additional Terms

We also ask that, if you have not already done so, you disclose to Brocade any and all agreements relating to your prior employment that may affect your eligibility to be employed by the Brocade or limit the manner in which you may be employed. As a Brocade Group employee, you would be required to immediately disclose any contemplated outside employment/consulting activities in accordance with Brocade’s Code of Conduct and Business Ethics. As a Brocade Group employee, you will be expected to abide by Brocade rules and standards, as outlined in the Brocade Employee Handbook. As a condition of your employment, you will also be required to sign and comply with an At Will Employment, Confidential Information and Invention Assignment Agreement (“Proprietary Rights Agreement”) which requires, among other provisions, the assignment of patent rights to any invention made during your employment with Brocade Group, and non-disclosure of proprietary information.

Your employment with Brocade Group will be “at will” and may be terminated by either you or Brocade Group at any time, for any reason. This letter including, but not limited to, its at-will employment provision, may not be modified or amended except by a written agreement, signed by Brocade’s Senior Vice President, Human Resources and you. Brocade Group retains the right to amend or terminate its employee benefit plans, programs and arrangements and nothing in this offer will preclude any such amendment or termination.

You understand and consent that Brocade Group and its affiliates may collect, use or disclose personal information about you as required for those purposes necessary for the conduct of the employment relationship (including, but not limited to, payroll and/or benefits administration) (“Employee Personal Information”). You also understand that Brocade Group and its affiliates may disclose your Employee Personal Information to a third party administrator for the purpose of administering your employment relationship with Brocade Group and consent to such disclosure. You also acknowledge that any transfer of your Employee Personal Information is done for a proper purpose (i.e., to enable Brocade Group to efficiently and effectively manage our employee/employer relationship) and you consent to such transfer.

This offer letter will be governed by the laws of the State of California without regard to conflict of law principles. Please signify your acceptance of this offer by signing and returning this offer letter to me via email cgoode@brocade.com or to our confidential fax (408-333-3721), no later than April 2, 2016.

Sincerely,

Brocade Communications Systems, Inc.

/s/ Carol Goode
Carol Goode Senior Vice President, Human Resources

Selina Lo

April 2, 2016

By signing below, I acknowledge and agree to accept continued employment with Ruckus on the terms set forth in this Brocade offer letter, and acknowledge my understanding that this offer of continued employment with Ruckus as part of the Brocade Group is subject to all of the following: (a) the occurrence of the Closing; (b) my execution of the Brocade Code of Business Conduct and Ethics Policy and (c) my execution of the Brocade Proprietary Rights Agreement.

/s/ Selina Lo	April 2, 2016
Selina Lo Date	Date

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